NOTICE OF CHANGE OF STATUS

Spur Ventures Inc. (the "Issuer") hereby files Notice of Change of Status pursuant to National Instrument 51-102 (Continuous Disclosure Obligations), Section 11.2. The Issuer ceased to be a venture issuer effective August 22, 2006 when it commenced trading on the Toronto Stock Exchange (TSX) under the symbol SVU. The Issuer also became a reporting issuer in Ontario as at August 22, 2006.

DATED this 23rd day of August, 2006.

SPUR VENTURES INC.

Per:

“Michael J. Kuta”
Michael J. Kuta
General Counsel and Corporate Secretary